SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

March 4, 2019

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement on

Form N-1A of BlackRock ETF Trust (the “Trust”) relating to

BlackRock U.S. Equity Factor Rotation ETF (the “Fund”)

Dear Ms. Brutlag:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Fund.

The Amendment is being filed pursuant to Rule 472 under the Securities Act.

The Amendment is being filed for the purpose of responding to the comments provided by Ms. Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call that occurred on January 31, 2019. We have discussed the Staff’s comments with representatives of the Trust. For convenience, the Staff’s comments are restated below, and the Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General

Comment 1:     Please provide the Staff with the Fund’s ticker symbol so that the Staff can determine if the ticker symbol is appropriate for the Fund.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

March 4, 2019

Response:    The Fund’s ticker symbol is DYNF and is included in the Amendment.

Prospectus: Fund Overview

Comment 2:    The Staff notes that the Fund’s investment objective is to “seek to outperform the investment results of the large- and mid-capitalization U.S. equity markets.” The Staff requests that the Fund consider clarifying in the section entitled “Fund Overview – Principal Investment Strategies” whether the Fund seeks to outperform the investment results of the large- and mid-capitalization U.S. equity markets before or after Fund fees and expenses are taken into account.

Response:    In response to the Staff’s comment, the Fund has revised this section to clarify that the Fund seeks to outperform, before Fund fees and expenses, the investment results of the large- and mid-capitalization U.S. equity markets.

Prospectus: Fees and Expenses of the Fund

Comment 3:     Please complete the fee table and expense example for the Fund.

Response:    In response to the Staff’s comment, the Fund’s fee table and expense example have been completed in the Amendment.

Prospectus: Principal Investment Strategies of the Fund

Comment 4:     The Staff notes that, as disclosed under “Fund Overview – Principal Investment Strategies” and “More Information About the Fund – Additional Information on Principal Investment Strategies,” the Fund “generally allocates its investments to securities based on the Factor Rotation model.” The Staff requests that the Fund consider including additional disclosure in Item 9 on the circumstances under which the Fund would not allocate its investments based on the Factor Rotation model. In addition, the Staff notes that the Factor Rotation model “incorporates information… for each factor… to guide the portfolio to tilt into favorable factors and away from unfavorable factors.” The Staff requests that the Fund consider including additional disclosure in Item 9 on the minimum and maximum percentages that could be allocated to a factor, if any.

Response:    In response to the Staff’s comments, the Fund has revised its disclosure to add the following to the section entitled “Fund Overview – Principal Investment Strategies,” which is currently disclosed under “More Information About the Fund – Additional Information on Principal Investment Strategies”:

“In certain situations or market conditions, the Fund may temporarily depart from its normal investment process, provided that the alternative, in the opinion of BFA, is consistent with the Fund’s investment objective and is in the best interest of the Fund.”

March 4, 2019

Further, the Fund has revised its disclosure under such sections to add the following:

“The model may allocate a maximum of 35% of the Fund’s assets in securities solely assigned to any single style factor but this allocation may fluctuate and exceed 35% due to market movement.”

Prospectus: Principal Risks of Investing in the Fund

Comment 5:     The Staff notes that the Fund’s risk disclosure includes “Concentration Risk.” The Staff requests confirmation that the Fund does not intend to concentrate, as that term is used in the 1940 Act, in a particular sector or industry, as indicated in its fundamental investment restrictions. If so, the Staff requests that the Fund consider revising “Concentration Risk” accordingly.

Response:    The Fund confirms that it does not intend to concentrate, as that term is used in the 1940 Act, in a particular sector or industry. The Fund has reviewed “Concentration Risk” and believes that “Concentration Risk” is appropriate as it relates generally to any potential concentration in certain issuers, countries, regions, markets, industries, sectors or asset classes.

Comment 6:     The Staff notes that the risk factors are in alphabetical order. The Staff suggests that the Fund consider changing the order of the risk factors so that the most prominent or significant risks of investing in the Fund are listed toward the beginning of the risk factors.

Response:     The Fund has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Fund has revised its disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Prospectus: Management of the Fund

Comment 7:     The Staff notes that, as disclosed under “Fund Overview – Management – Portfolio Managers” and “Management – Portfolio Managers,” each named portfolio manager of the Fund has been a portfolio manager “since inception.” Please revise the disclosure to provide the year that each named portfolio manager will begin serving as a portfolio manager of the Fund. In addition, please undertake to include in the next update to the Registration Statement the month that each named portfolio manager began serving as a portfolio manager of the Fund.

March 4, 2019

Response:     In response to the Staff’s comment, the Fund has revised its disclosure to provide the year that each named portfolio manager will begin serving as a portfolio manager of the Fund. In addition, the Fund undertakes to include in the next update to its Registration Statement the month that each named portfolio manager began serving as a portfolio manager of the Fund.

Prospectus: Other Risks of Investing in the Fund

Comment 8:     The Staff requests that the Fund consider revising the disclosure under “A Further Discussion of Other Risks” to clarify that the risk factors listed thereunder are non-principal risks.

Response:    In response to the Staff’s comment, the Fund has revised the first sentence under “A Further Discussion of Other Risks” as follows:

“The Fund may also be subject to certain other non-principal risks associated with its investments and investment strategies.”

Comment 9:     The Staff requests that the Fund consider including additional disclosure regarding the sectors covered in the sector-specific risk factors under “A Further Discussion of Other Risks.” For example, please consider explaining what the consumer staples sector in “Consumer Staples Sector Risk” means.

Response:    The Fund has considered the Staff’s comment and has determined that the current disclosure is appropriate and provides relevant information on the risks of investing in the various sectors.

Statement of Additional Information: Management of the Fund

Comment 10:     Please complete the section entitled “Management.”

Response:     A completed section entitled “Management” is included in the Amendment and was provided supplementally to the Staff on February 13, 2019.

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March 4, 2019

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

Dean Caruvana

John A. MacKinnon